DISTRIBUTION AND SERVICE PLAN

The following Distribution and Service Plan (the “Plan”) has been adopted pursuant to Rule l2b-l under the Investment Company Act of 1940, as amended (the “1940 Act”), by Columbia ETF Trust II (formerly, EGA Emerging Global Shares Trust) (the “Trust”), separately for each Series of the Trust identified on Schedule I as amended from time to time (the “Series”), which Trust and Series may do business under these or such other names as the Board of Trustees of the Trust (the “Trustees”) may designate from time to time. The Plan has been approved by a majority of the Trustees, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related thereto (“non-interested Trustees”), cast in person at a meeting called for the purpose of voting on such Plan. Such approval by the Trustees included a determination that in the exercise of reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that the Plan will benefit each such Series and its respective shareholders.

The Trust is a statutory trust organized under the laws of the State of Delaware, is authorized to issue different series of securities and is an open-end management investment company registered under the 1940 Act. The Trust has entered into a written Distribution Agreement with ALPS Distributors, Inc. (the “Distributor”), pursuant to which the Distributor will act as the exclusive distributor with respect to the creation and distribution of aggregations of Shares as described in the Trust’s registration statement (“Creation Units”).

l.  The Trust shall pay to the Distributor and other firms that provide distribution and shareholder services (“Service Providers”), out of the assets of a particular Series, a monthly fee not to exceed the fee rate set forth on Schedule I for such Series as may be determined by the Trustees from time to time. Fees shall be payable by the Trust on behalf of any Fund regardless of whether such fees are greater or less than actual expenses incurred by the Distributor or Service Providers with respect to such Fund during the relevant period.

2.  The Distributor and/or Service Provider(s), as the case may be, shall use the monies paid to it pursuant to paragraph l above to finance any activity primarily intended to result in the sale of Creation Units of each Fund and/or the provision of service-related activities, including but not limited to (i) delivering copies of the Trust’s then-current prospectus to prospective purchasers of such Creation Units; (ii) marketing and promotional services including advertising; (iii) facilitating communications with beneficial owners of Creation Units of the Fund; and (iv) such other services and obligations as are set forth in the Distribution Agreement.

3.  Nothing in this Plan shall operate or be construed to prohibit or limit additional compensation derived from sales charges or other sources that may be paid to the Distributor pursuant to the aforementioned Distribution Agreement. In addition, nothing in this Plan shall operate or be construed to limit the extent to which the Trust’s investment adviser or any other person, other than the Trust, may incur costs and bear expenses associated with the distribution of Shares of a Fund. It is recognized that the Trust’s investment adviser and other persons may use its advisory revenues, past profits and other resources to make payments to the Distributor with respect to any expenses incurred in connection with the distribution of Shares. Accordingly, the Trust’s investment adviser and other persons, directly or indirectly, may from time to time make payments to third parties who engage in the sale of Shares or render shareholder support or transfer agency services. If such payments are deemed to be indirect financing of an activity primarily intended to result in the sale of shares issued by a Fund within the context of Rule 12b-1 under the 1940 Act, such payments shall be deemed to be authorized by this Plan, with such payments in the aggregate with any payments to the Distributor and/or Service Provider(s) under this Plan subject to the limits set forth on Schedule I.

4.  The Distributor and/or Service Provider(s), as applicable, shall report to the Trust at least quarterly on the amount and the use of the monies paid to it under the Plan and shall furnish the Trustees with such other information as the Board may reasonably request in connection with the payments made under the Plan and the use thereof by the Distributor, Service Provider(s) in order to enable the Trustees to make an informed determination of the amount of the Trust’s payments with respect to each Series and whether the Plan should be continued with respect to each Series.

5.  The officers of the Trust shall furnish to the Trustees, for their review, on a quarterly basis, a written report of the amounts expended under the Plan with respect to each Series and the purposes for which such expenditures were made.

6.  This Plan shall take effect with respect to the shares of a particular Series as of the effective date set forth on Schedule I (the “Commencement Date”); thereafter, the Plan shall continue in effect with respect to the shares of a particular Series for a period of more than one year from the Commencement Date only so long as such continuance is specifically approved at least annually by a vote of the Trustees, and of the non-interested Trustees, cast in person at a meeting called for the purpose of voting on such Plan.

7.  a)  The Plan may be terminated as to the shares of any particular Series at any time by vote of a majority of the non-interested Trustees or by vote of a majority of the outstanding voting securities of such Series.

   (b)  The Plan may not be amended as to the shares of any particular Series to increase materially the amount to be spent for distribution pursuant to paragraphs l and 3 hereof without approval by the shareholders of such Series.

8.  All material amendments to this Plan shall be approved by the non-interested Trustees in the manner described in paragraph 6 above.

9.  So long as the Plan is in effect, the selection and nomination of the Trust’s non-interested Trustees shall be committed to the discretion of such non-interested Trustees.

10.  The definitions contained in Sections 2(a)(19) and 2(a)(42) of the 1940 Act shall govern the meaning of “interested person(s)” and “vote of a majority of the outstanding voting securities,” respectively, for the purposes of this Plan.

This Plan shall take effect on the Commencement Date, as previously defined.

April 17, 2009, as revised on September 14, 2016 and amended on July 1, 2025.

Schedule I to the Distribution and Service Plan

(as of July 1, 2025)

ETF	Commencement Date	Fee Rate
Columbia EM Core ex-China ETF	September 2, 2015	0.25%
Columbia India Consumer ETF	February 24, 2011	0.25%
Columbia Research Enhanced Emerging Economies ETF	March 2, 2010	0.25%

IN WITNESS WHEREOF, the Trust has caused this Schedule I to be amended and restated effective as of the 1st day of July 2025.